INDEMNITY AGREEMENT

This Indemnity Agreement (the “Agreement”) is entered into and dated effective as of this 22nd day of March, 2007 (the “Effective Date”) by and among IPORUSSIA, INC., a Delaware corporation (the “Company"), IPOR Capital, LLC, a Delaware limited liability company (“IPOR Capital”), Vladimir F. Kuznetsov, an adult resident of Moscow, Russian Federation (“Kuznetsov”), Mark R. Suroff, an adult resident of the State of New York, U.S.A., (“Mark R. Suroff”), and Richard Bernstein, an adult resident of the State of New York, U.S.A. (“Bernstein”). Kuznetsov, Mark R. Suroff and Bernstein are referred to herein individually as the “Principal” and collectively as the “Principals.”

Recitals

A.    Kuznetsov and Bernstein have been the executive officers and directors of the Company since the Company’s inception and have been directly involved and participated in the Company’s business, operations and finances since the Company’s inception. Mark R. Suroff has recently become an executive officer of the Company.

B.    The Company and KI Equity Partners VI, LLC, a Delaware limited liability company (“KI Equity”) have entered into a certain securities purchase agreement dated March 8, 2007 (“Purchase Agreement”) under which the Company will issue 65,789,474 shares of common stock (“Shares”) to KI Equity, and KI Equity will purchase the Shares from the Company (“Stock Issuance”), for a purchase price of $625,000 (“Purchase Price”).

C.    All capitalized terms set forth in this Agreement (unless otherwise defined herein) shall have the meaning ascribed to them in the Purchase Agreement.

D.    As a condition to the Closing of the transactions contemplated under the Purchase Agreement (“Closing”), the Buyer has required that an indemnification be provided by the Principals under which the Company will be held harmless from any liabilities or obligations of the Company arising out of or related to the period prior to the Closing.

E.    The Company is willing to provide good and valuable consideration to the Principals for providing such indemnification to the Company as set forth herein.

F.    The Principals are willing to provide such indemnification pursuant to the terms and conditions hereof.

Agreements

Now, Therefore, in consideration of the above recitals, the following representations, warranties, covenants and conditions, and other good and valuable consideration, the receipt of which is acknowledged, the parties agree as follows:

1.    Indemnification.

(a)    The Principals hereby jointly and severally indemnify and hold harmless, and agree to indemnify and hold harmless, the Company (from and after the Closing) against (i) any and all liabilities, obligations, losses, damages, claims, actions, Liens and deficiencies which exist, or which may be imposed on, incurred by or asserted against the Company (“Asserted Claims”) based upon, resulting from or arising out of: (a) the Liabilities (as defined herein) of the Company related to the period prior to the Closing, (b) any breach or inaccuracy of any representation or warranty by the Company under the Purchase Agreement, (c) any breach of any agreement or covenant made by the Company in or pursuant to the Purchase Agreement requiring performance by the Company prior to Closing, (d) any breach of any agreement or covenant made by the Principals in or pursuant to this Agreement, and (e) any Company Closing Obligations (as defined in the Purchase Agreement) which are not paid from the Purchase Price deposited in the Escrow Account for the disbursement and payment of the Company Closing Obligations, and (ii) any cost or expense (including reasonable attorneys' fees and court costs) incurred by the Company in connection with the foregoing (including, without limitation, any cost or expense incurred by the Company in enforcing its rights pursuant to this Agreement) (collectively, the “Damages”).

(b)    Each of the Principals acknowledges and agrees that it has received a copy of the Purchase Agreement, has carefully reviewed and fully understands the terms and conditions of the Purchase Agreement and fully understands that each of the Principals may be held liable for breaches of representations, warranties and agreements of the Company contained in the Purchase Agreement.

(c)    For purposes of this Agreement, the term “Liabilities” shall mean all debts, liabilities and obligations, direct, indirect, absolute or contingent of the Company, whether accrued, vested or otherwise, whether known or unknown and whether or not reflected, or required in accordance with U.S. GAAP to be reflected, in the Company’s balance sheet including, without limitation, accounts and trade payables, accrued expenses, payroll liabilities, vacation and sick pay obligations, deferred revenue, customer deposits, loans and promissory notes, vendor and customer claims, obligations under any contracts, agreement, instruments, licenses and leases (including, without limitation, the lease of office and other facilities wherever located, contracts, letters of intent, memorandum of understandings, employment agreements, protocols, broker-dealer agreements, financial advisory agreements, customer or client agreements, bank notes, bank guaranties, consulting agreements, business contracts, distribution, license, joint venture agreement, and other agreements to which the Company is or was a party), compensation claims and employee benefits, taxes of any kind or nature, filings made with any regulatory agencies including the SEC and the NASD, fines and penalties, obligations, damages or expenses (including fines and penalties) arising as a result of the Company’s failure to comply with any laws, rules or regulations applicable to the Company or its respective businesses (including, without limitation, any and all laws, rules and regulations under and with respect to Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations of the NASD governing broker-dealers), any claims by past or present stockholders, debt holders, warrant holders, or option holders on account of actions or events occurring prior to the Closing, employment matters and benefits (including any and all liabilities arising out of or with respect to the termination of the Company’s employees whether for severance, health care insurance continuation or any other matter), any and all obligations with respect to any stock option or incentive plans of the Company, any and all options and shares issued under such plans, and any registration statements filed on Form S-8 with respect to such plans, any and all Taxes (as defined in the Purchase Agreement) arising out of or related to the period prior to Closing, debt obligations of any kind, claims made by any past or current holders of the Company’s securities, customer and product warranty claims, actions and proceedings, pending or threatened, and any liabilities, obligations or claims, whether or not presently asserted, arising out of, relating to or connection with the assets or the businesses heretofore conducted by the Company or any of its respective affiliates and subsidiaries at any time prior to the Closing. Notwithstanding any other provision of this Agreement, the Liabilities shall not include any of the obligations of the Company under this Agreement or the Registration Rights Agreement.

(d)    If at any time the Company determines to assert a right to indemnification under this Section, the Company shall give to the Principals or whoever indemnification is being asserted against, prompt written notice describing the matter for which indemnification is sought in reasonable detail so as to allow the party receiving said notice full understanding of the Asserted Claims received by the Company and the extent of the Company’s access to books and records that may be reasonably necessary or useful in the defense against any Asserted Claims. In the event that a demand or claim for indemnification is made hereunder with respect to a matter the amount or extent of which is not yet known or certain, the notice of demand for indemnification shall so state, and, where practicable, shall include an estimate of the amount of the matter. The failure of the Company to give notice of any matter to the Principals shall not relieve the Principals of any liability which the Principals may have to the Company, except to the extent such failure to notify shall have resulted or caused prejudice to the Principals or results in a material adverse impact on the ability of the Principals to respond to any Asserted Claims, conduct discovery, assert any affirmative defenses against said Claims, or prevent the Principals from obtaining a convenient and commercially reasonable forum and venue to adjudicate, mediate, or arbitrate any said Asserted Claims. Within 10 days after receipt of the notice referred to above, the Principals shall (i) acknowledge in writing its responsibility for all or part of such matter, and shall pay or otherwise satisfy the portion of such matter as to which responsibility is acknowledged or take such other action as is reasonably satisfactory to the Company to resolve any such matter that involves anyone not a party hereto, or (ii) give written notice to the Company of its intention to dispute or contest all or part of such responsibility. Upon delivery of such notice of intention to contest, the parties shall negotiate in good faith to resolve as promptly as possible any dispute as to responsibility for, or the amount of, any such matter. If such dispute is not resolved within 10 days, such dispute shall be submitted to arbitration as provided under Section 7.h. hereof.

(e)    The Principals shall have the authority and the right to select legal counsel and to satisfy and/or settle any indemnity claims, without notice or cost to the Company, and the Company shall cooperate with the Principals as reasonably requested to dispute and defend against any indemnification claim as determined by the Principals, at the Principals’ expense, and the Company shall promptly, after written request of the Principals, supply any necessary confirmation or available documentation as related to the defense of any indemnification claim involving a third party; provided, however, that any settlement or satisfaction of any indemnity claim by the Principals shall include a release of the Company, which shall be reasonably acceptable to the Company.

(f)    The Principals hereby agree that $50,000 of the Consideration (as defined herein), in the aggregate, to be paid to them under this Agreement, shall be held in escrow by Escrow Agent to satisfy any indemnification claims asserted against the Principals under this Agreement (“Indemnity Escrow”). Notwithstanding anything contained in this Agreement to the contrary, the establishment of the Indemnity Escrow, and the use of it to satisfy indemnification claims under this Agreement, shall not in any way limit or restrict the indemnification rights or other rights or remedies of the Company under this Agreement or otherwise. On the 90th day following the Closing, any remaining monies in the Indemnity Escrow (the “Indemnity Escrow Residuary”) shall be promptly disbursed by the Escrow Agent to the Principals, provided, however, no monies shall be disbursed to the Principals unless and until all indemnification claims for which notice had previously been provided in accordance with this Section 7.2 are resolved. Any such disbursement of funds from the Indemnity Escrow Residuary shall be paid to the Principals pursuant to their joint written instruction to the Escrow Agent upon the Escrow Agent’s request therefore at expiration of the corresponding, applicable period of escrow hereunder.

(g)    The indemnification provided by the Principals under this Agreement shall not in the aggregate exceed $625,000, which is the Purchase Price under the Purchase Agreement, and no demand or claim for indemnification under this Agreement may be made after 11:59 p.m., Denver time, on the date which is two (2) years following the Closing Date (the “Claim Period”). The parties hereto acknowledge and agree that the limitations on amount and duration of the indemnification set forth in the preceding sentence shall not apply to any claim for indemnification of Taxes.

2.    Consideration. In consideration of the indemnification provided by the Principals under this Agreement, the Company shall: (a) pay to the Principals a sum of Fifty Thousand Dollars ($50,000 ) in the aggregate, and (b) assign to the Principals at Closing 100% of the equity interests of IPOR Capital, a wholly-owned subsidiary of the Company (collectively, the “Consideration”). At the Closing, the Consideration shall be allocated among the Principals in accordance with their mutual agreement and written instructions to the Company and to the Escrow Agent, and such allocated amounts shall be set forth on the Disbursement Schedule. Each Principal acknowledges and agrees that the portion of the Consideration payable to him hereunder is fair and reasonable and fairly compensates the Principal for the indemnification obligation each is taking under this Agreement. In addition to the foregoing, each Principal also acknowledges and agrees that certain payments being made to them under the Disbursement Schedule, other than the payment of the Consideration hereunder, if any (“Other Payments”) constitute additional consideration for their agreement to the terms and conditions of this Agreement insofar as the Other Payments would not have been capable of being made by the Company based on its financial condition without the payment by KI Equity of the Purchase Price under the transactions contemplated under the Purchase Agreement, the closing of which requires the execution of this Agreement as a condition precedent.

3.    Covenants by the Principals.

(a)    The Principals agree to pay any third party professional costs associated with the preparation and/or filing of the 2006 Audit and the 2006 Tax Returns in excess of $5,000 (“Principals’ Compliance Costs”) but only to the extent that the Principals’ Compliance Costs have not been paid at Closing from the Escrow Account. The Principals also agree to pay any Company Closing Obligations not paid from the Escrow Account at the Closing or not a sum certain at the Closing, any Taxes under Section 3(c) hereof and the Dissolution Costs under Section 3(c) hereof (collectively, “Principals’ Closing Obligations”). The Principals’ Compliance Costs and Principals’ Closing Obligations (collectively, the “Principals’ Obligations”) shall be paid on behalf of the Principals by the Escrow Agent from the Additional Closing Escrow established under this Section, but to the extent the Additional Closing Escrow is insufficient to pay the Principals’ Obligations in full, each Principal shall be jointly and severally liable and shall promptly pay any such deficiency. The Buyer and the Principals shall in good faith determine, at or prior to Closing, the portion of the proceeds of the Purchase Price that shall be held in the Escrow Account for the payment and satisfaction of such Principals’ Obligations either based on a sum certain if such obligations are known at the Closing or a good faith estimates thereof if such obligations are not known (“Additional Closing Escrow”), which such sums certain and estimates being set forth in the Disbursement Schedule. The Additional Closing Escrow shall be in addition to the Indemnity Escrow set forth in Section 1 hereof.

(b)    Following the Closing, the Principals agree to cooperate with the Company as commercially reasonable under the then existing circumstances, and provide any information and documentation reasonably requested by the Company or its advisors, to allow the Company to continue to file its periodic reports with the SEC (or any amendments thereto) in a timely manner, to allow the Company to comply with the reporting requirements of the Exchange Act of 1934, as amended, to allow the Company to provide market makers with the information to obtain or maintain a quotation on the Over-the-Counter Bulletin Board, and to allow the Company to prepare and file any tax returns.

(c)    The Principals agree to pay all Taxes imposed on the Company related to the period prior to the Closing including, without limitation: (i) all Taxes imposed by the State of New York through and including the Closing date to permit the prompt surrender of the Company’s certificate of authority to do business in New York following the Closing, and (ii) all Taxes imposed by any and all governmental entities in Russia. The Principals also agree to pay all costs, expenses and Taxes in connection with the Dissolution (as defined in the Purchase Agreement) (“Dissolution Costs”). Notwithstanding the immediately preceding two sentences, the Principals shall have not obligation to make any payments for the items set forth in this Section 3(c) to the extent that such items have been paid at the Closing from the Escrow Account.

4.    Representations and Warranties of the Company. The Company represents and warrants to the Principals that: (i) on the date of this Agreement, the Company has all necessary authority to execute this Agreement; (ii) there is no claim, action, suit or other proceeding pending, threatened or known, which, if decided adversely, would interfere with the consummation of the transaction contemplated hereby; (iii) no approval or consent of any governmental authority or third party is required for the Company to enter into or perform this Agreement; (iv) this Agreement is enforceable against the Company in accordance with its terms, subject to the laws of insolvency and general principles of equity; and (v) this Agreement has been duly authorized and adopted by the Company. The Company further agrees that Principals, as representatives of the stockholders owning the Current Outstanding Stock (as defined in the Purchase Agreement), shall be entitled to seek injunctive relief for any breach of the Company’s agreements and covenants set forth in Section 5.12 of the Purchase Agreement.

5.    Representations and Warranties of the Principals. The Principals represent and warrant to Company that: (i) on the date of this Agreement, each of them has all necessary authority to execute this Agreement; (ii) there is no claim, action, suit or other proceeding pending, threatened or known against them, which, if decided adversely, would interfere with the consummation of the transaction contemplated hereby; (iii) no approval or consent of any governmental authority or third party is required for the Principals to enter into or perform this Agreement; and (iv) this Agreement is enforceable against the Principals in accordance with its terms, subject to the laws of insolvency and general principles of equity.

6.    Delivery and Cooperation. If either party requires any further documentation, the other party will promptly respond to any reasonable requests for additional documentation.

7.    Miscellaneous.

(a)    Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors and assigns.

(b)    Survival of Covenants and Representations. All agreements, covenants, representations and warranties made by the parties herein shall survive the delivery of this Agreement, subject to the limitations set forth in this Agreement.

(c)    Severability. Should any part of this Agreement for any reason be declared invalid or unenforceable, such decision will not affect the validity or enforceability of any remaining portion, which remaining portion will remain in force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared as the intention of the parties hereto that the parties would have executed the remaining portion of this Agreement without including therein any such part or portion that may, for any reason, be hereafter declared invalid or unenforceable.

(d)    Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to choice of law principles.

(e)    Captions. The descriptive headings of the various Sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

(f)    Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto concerning the subject matter contained herein, and supersedes all prior agreements or understanding of the parties. No provision of this Agreement may be waived or amended except in a writing signed by both parties. A waiver or amendment of any term or provision of this Agreement shall not be construed as a waiver or amendment of any other term or provision.

(g)    Counterparts. This Agreement may be executed by facsimile or electronic signatures and in multiple counterparts, each of which shall be deemed an original. It shall not be necessary that each party executes each counterpart, or that any one counterpart be executed by more than one party so long as each party executes at least one counterpart.

(h)    Arbitration. All disputes, controversies or claims (“Disputes”) arising out of or relating to this Agreement shall in the first instance be the subject of a meeting between a representative of each party who has decision-making authority with respect to the matter in question. Should the meeting either not take place or not result in a resolution of the Dispute within twenty (20) business days following notice of the Dispute to the other party, then the Dispute shall be resolved in a binding arbitration proceeding to be held in Denver, Colorado in accordance with the international rules of the American Arbitration Association. The arbitrators may award attorneys’ fees and other related arbitration expenses, as well as pre- and post-judgment interest on any award of damages, to the prevailing party or parties, in their sole discretion. The parties agree that a panel of three arbitrators shall be required, all of whom shall be fluent in the English language, and that the arbitration proceeding shall be conducted entirely in the English language. Any award of the arbitrators shall be deemed confidential information for a minimum period of five years.

(i)     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(1)
if to the Company (prior to Closing), to:

IPORUSSIA, INC.
Attention: Mark R. Suroff
12 Tomkins Avenue
Jericho, NY 11753
(516) 681-3900 fax

with a copy to:

Eugene Michael Kennedy, Esq.
Eugene Michael Kennedy, P.A.
517 SW 1st Avenue
Fort Lauderdale, FL 33301
(954) 524-4169 fax

(2)	if to the Company (after Closing), to: IPORUSSIA, INC . Attention: Kevin Keating, Director 936A Beachland Boulevard, Suite 13 Vero Beach, Florida 32963 (772) 231-5947 fax

(3)    if to the Principals, to the address and fax number set forth next to their respective names on the signature page.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

IPORUSSIA, INC.

By:	/s/ Vladimir F. Kuznetsov
Vladimir F. Kuznetsov, CEO and President

By:	/s/ Mark R. Suroff
Mark R. Suroff, Executive Vice President, Secretary and Treasurer

PRINCIPALS:

/s/ Vladimir F. Kuznetsov
Vladimir F. Kuznetsov, Individually
_____________________________________
_____________________________________
_____________________________________
____________________________________ fax
SSN: ____________________________________

/s/ Mark R. Suroff
Mark R. Suroff, Individually
_____________________________________
_____________________________________
_____________________________________
____________________________________ fax
SSN: ____________________________________

/s/ Richard Bernstein
Richard Bernstein, Individually
_____________________________________
_____________________________________
_____________________________________
____________________________________ fax
SSN: ____________________________________